Exhibit 99.1

Vermilion Energy Inc. Confirms 2022 Year End Earnings and Reserves Release Date & Provides Conference Call and Webcast Details

CALGARY, AB, Feb. 23, 2023 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX: VET) (NYSE: VET) plans to release its 2022 fourth quarter and year-end operating and financial results, along with its 2022 reserves information on Wednesday, March 8, 2023 after the close of North American markets. The audited financial statements, management discussion and analysis, and annual information form for the year ended December 31, 2022 will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Conference Call and Webcast Details

Vermilion will discuss these results in a conference call and webcast presentation on Thursday, March 9, 2023 at 9:00 AM MST (11:00 AM EST). To participate, call 1-866-575-6539 (Canada and US Toll Free) or 1-647-794-4605 (International and Toronto Area). A recording of the conference call will be available for replay by calling 1-888-203-1112 (Canada and US Toll Free) or 1-647-436-0148 (International and Toronto Area) and using conference ID 1883665 from March 9, 2023 at 12:00 PM MST to March 23, 2022 at 12:00 PM MST.

To join the conference call without operator assistance, you may register and enter your phone number at https://event.mymeetingroom.com/Public/ClickToJoin/ZW5jPWR4d25jdmNISVBrbnJSOXM2NmFnbnRzaHl1NW5jVGVodEtGUTJ0WFZJNjVrMWY2WEhQZC96Zz09 to receive an instant automated call back. You may also access the webcast at https://app.webinar.net/pWLDZqmZzB5. The webcast links, along with conference call slides, will be available on Vermilion's website at https://www.vermilionenergy.com/invest-with-us/events-presentations/ under Upcoming Events prior to the conference call.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

View original content:https://www.prnewswire.com/news-releases/vermilion-energy-inc-confirms-2022-year-end-earnings-and-reserves-release-date--provides-conference-call-and-webcast-details-301754762.html

SOURCE Vermilion Energy Inc.

View original content: http://www.newswire.ca/en/releases/archive/February2023/23/c6272.html

%CIK: 0001293135

For further information: Dion Hatcher, President; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 12:30e 23-FEB-23